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                                [Koor Letterhead]
                                                                       EXHIBIT A

                                                                   April 9, 2000



The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
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Fax: 02-6513940               Fax: 03-5105379
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          Re:  Immediate Report - Koor Industries Ltd. (NO. 20/2000)
               Company No. 52-001414-3

Koor Industries Ltd. (hereinafter: "Koor" or "the company") hereby announces the following:

On April 7, 2000, Koor's board of directors authorized self-acquisition of Koor's ordinary shares, up to a total sum of 50 million dollar.

The acquisitions, will occur from time to time during regular trading in the Stock Exchange, under the supervision of the company's Executive Committee and according to its guidelines.

                                        Yours sincerely,


                                        /s/ Shlomo Heller
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                                        Shlomo Heller, Adv.
                                        Legal Counsel